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Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: SiSi Cheng	Milan

Re:                             Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2018

Filed February 14, 2019

File No. 001-09576

Dear Ms. Cheng:

On behalf of our client, Owens-Illinois, Inc. (the “Company”), this letter confirms my telephone conversation with you on July 25, 2019 regarding the Company’s request for an extension of time to respond to the comment letter dated July 24, 2019 from the Staff of the Division of Corporation Finance.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about August 21, 2019.

Please contact me at (202) 637-1073 if you have any questions regarding this matter.

Sincerely,
`
/s/ Julia A Thompson

Julia A Thompson
of LATHAM & WATKINS LLP

cc:                                Anne McConnell, Securities and Exchange Commission

John A. Haudrich, Owens-Illinois, Inc.